EXHIBIT 12.1
Dycom Industries, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Three Months Ended
	July 30,	July 31,	July 26,	July 27,	July 28,	October 29,	October 30,
	2005	2004	2003	2002	2001	2005	2004
Earnings, as defined:
Income before cumulative effect of changes in accounting principles	$24,314	$58,633	$17,149	$(36,098)	$61,410	$10,722	$15,621
Income taxes	34,320	38,547	13,306	9,508	43,573	7,019	10,176
Fixed charges included in the determination of net income	3,350	4,357	3,740	4,246	3,989	1,442	866

Total earnings, as defined	$61,984	$101,537	$34,195	$(22,344)	$108,972	$19,183	$26,663

Fixed charges, as defined:
Interest charges	$417	$963	$208	$315	$835	$716	$162
Rental interest factor	2,445	2,829	3,097	3,749	2,920	600	559
Amortization of debt issuance costs	488	565	435	182	234	126	145

Total fixed charges, as defined	$3,350	$4,357	$3,740	$4,246	$3,989	$1,442	$866

Ratio of earnings to fixed charges	18.5x	23.3x	9.1x	(a )	27.3x	13.3x	30.8x

(a)	For fiscal 2002, there was a coverage deficiency of approximately $26.6 million.